P.E. 2/1/02

02016051

Form 6-K

SEC MAIL PROCESSING RECEIVED FEB 19 2002 WASH. D.C. 365 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Commission file number: 0-15741

PROCESSED FEB 22 2002 THOMSON FINANCIAL

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: February 8, 2002

By [signature]

02-02-08 6k

Electrolux

CONSOLIDATED RESULTS, 2001

Stockholm,
February 8, 2002

Amounts in SEKm, unless otherwise stated	2001	2000	Change	Fourth quarter 2001	Fourth quarter 2000	Change
Net sales	**135,803**	124,493	+9.1%	**31,881**	29,421	+8.4%
Operating income	**6,281**	7,602	-17.4%	**-49**	1,269	-104%
Operating income, excl. items affecting comparability[1]	**6,422**	8,050	-20.2%	**1,449**	1,717	-15.6%
Margin,%	***4.7***	*6.5*		***4.5***	*5.8*	
Income after financial items	**5,215**	6,530	-20.1%	**-238**	955	-125%
Income after financial items excl. items affecting comparability[1]	**5,356**	6,978	-23.2%	**1,260**	1,403	-10.2%
Margin, %	***3.9***	*5.6*		***4.0***	*4.8*	
Net income per share, SEK	**11.35**	12.40	-8.5%	**-0.85**	2.20	
Net income per share, excl. items affecting comparability, SEK[1]	**11.10**	13.25	-16.2%	**2.80**	3.05	-8.2%
Value created	**262**	2,423	-2,161	**33**	286	-253
Return on equity, %	**13.2**	17.0				
Return on equity, excl. items affecting comparability, %	**12.9**	18.2				
Dividend per share, SEK	**4.50**[2]	4.00				

[1] *Items affecting comparability amounted to SEK -141m (-448), see page 2.*
[2] *Proposed by the Board.*

AB ELECTROLUX

MAILING ADDRESS
SE-105 45 Stockholm, Sweden

TELEPHONE
+46 8-738 60 00

FAX
+46 8-738 70 90

INVESTOR RELATIONS
+46 8-738 60 03

WEB SITE
www.electrolux.com/ir

Net sales and income

Net sales for the Electrolux Group in 2001 rose to SEK 135,803m, as against SEK 124,493m in the previous year. Of the 9.1% increase in sales, changes in the Group's structure accounted for +2.4%, changes in exchange rates for +9.1%, and volume/price/mix for -2.4%.

The Group's operating income for 2001 decreased by 17% to SEK 6,281m (7,602), which corresponds to 4.6% (6.1) of net sales. Income after financial items decreased by 20% to SEK 5,215m (6,530), representing 3.8% (5.2) of net sales. Net income decreased by 13% to SEK 3,870m (4,457), corresponding to SEK 11.35 (12.40) per share.

Items affecting comparability

The above income-figures for 2001 include items affecting comparability amounting to SEK -141m (-448), see table below.

In 2000, items affecting comparability amounted to SEK -448m and included provisions for restructuring totaling SEK 1,124m, a capital gain of SEK 241m and SPP pension refunds of SEK 435m.

Items affecting comparability in 2001, SEKm	
Capital gain in Q3 from divestment of the leisure-appliances product line	3,120
Restructuring provision in Q3, mainly referring to the components product line	-1,763
Restructuring provision in Q4, mainly referring to major appliances in Europe	-1,498
Total	**-141**

Income excluding items affecting comparability

Excluding items affecting comparability, operating income decreased by 20% to SEK 6,422m (8,050), representing 4.7% (6.5) of net sales. Income after financial items declined by 23% to SEK 5,356m (6,978), corresponding to 3.9% (5.6) of net sales. Net income decreased by 21% to SEK 3,774m (4,762), and net income per share decreased by 16% to SEK 11.10 (13.25).

Effects of changes in exchange rates

Changes in exchange rates during the year, as regards both transaction and translation effects, had a net positive impact on income after financial items of approximately SEK 566m (375). These effects are traceable mainly to the weakening of the Swedish krona against most currencies, and in particular the US dollar and the British pound.

Fourth quarter

Sales in the fourth quarter of 2001 rose to SEK 31,881m (29,421). Of the 8.4% increase in sales, changes in exchange rates accounted for +6.4%, changes in the Group's structure for +2.5%, and volume/price/mix for -0.5%.

3 of 20

Including the above-mentioned items affecting comparability amounting to SEK -1,498m, operating income in the fourth quarter decreased to SEK -49m (1,269), representing -0.2% (4.3) of sales. Income after financial items declined to SEK -238m (955), which corresponds to -0.7% (3.2) of sales. Net income was SEK -286m (741), corresponding to SEK -0.85 (2.20) per share.

Income excluding items affecting comparability
Excluding items affecting comparability, operating income in the fourth quarter declined by 16% to SEK 1,449m (1,717), representing 4.5% (5.8) of net sales, and income after financial items decreased by 10% to SEK 1,260m (1,403), corresponding to 4.0% (4.8) of net sales. Net income declined by 9% to SEK 950m (1,046), which is equivalent to SEK 2.80 (3.05) per share.

Provisions in 2001
During 2001 provisions totaling SEK 3,261m were made for measures to improve the Group's cost structure and productivity. These measures refer largely to the components product line and major appliances. Approximately SEK 1,700m, or 50% of the total amount relates to write-down of assets and other non-cash related costs, which have been included in the 2001 accounts.

These measures are expected to generate savings of approximately SEK 856m in 2002, SEK 1,390m in 2003 and SEK 1,425m on an annual basis after 2003. See table below.

Provisions in 2001	Provision, SEKm	Personnel cutbacks	Estimated savings, SEKm 2002	2003
Major appliances, Europe	897	1,434	206	552
Floor-care products, Europe	19	30	9	17
Garden equipment, Europe	157	185	51	96
Major appliances, North America	114	325	157	210
Major appliances, Rest of the world	40	738	38	47
Total Consumer Durables	**1,327**	**2,712**	**461**	**922**
Food-service equipment	168	353	89	89
Components	1,710	1,841	273	343
Other	56	31	33	36
Total	**3,261**	**4,937**	**856**	**1,390**

Provision in 2000
During the fourth quarter of 2000, a provision of SEK 883m was made for structural changes and cost adjustments. As of December 31, 2001 SEK 515m of this provision had been utilized, generating savings of SEK 448m during the year.

Financial items
Net financial items amounted to SEK -1,066m (-1,072), which corresponds to -0.8% (-0.9) of sales.

Taxes

Total taxes for 2001 amounted to SEK 1,477m (2,121), which corresponds to 28.3% (32.5) of income after financial items. Excluding items affecting comparability, the actual tax rate was 32.0% (32.4).

Cash flow

The cash flow generated by business operations and investments increased considerably to SEK 10,695m (2,732), after adjustment for effects of exchange rates. This improvement is due mainly to a decrease in working capital and higher net proceeds from divestments and acquisitions. The decrease in working capital refers largely to lower inventories and increased current liabilities.

Value creation

The total value created by the Group in 2001 amounted to SEK 262m compared with 2,423 in the previous year. The decrease is traceable mainly to a decline in operating margin to 4.7% (6.5), excluding items affecting comparability. The impact of the decline in operating margin was to some extent offset by the growth in sales. The capital turnover rate remained at 3.1 (3.1)

The table below shows value created for the year, by business area.

Value created by business area, SEKm	2001	2000	Change	Fourth quarter 2001	Fourth quarter 2000	Change
Consumer Durables						
Europe	**1,172**	986	186	**553**	395	158
North America	**-287**	1,669	-1,986	**-389**	161	-550
Rest of the world	**-1,023**	-1,056	33	**-170**	-148	-22
Total Consumer Durables	**-148**	1,599	-1,747	**-6**	408	-414
Professional Products						
Indoor	**250**	713	-463	**-63**	-58	-5
Outdoor	**914**	756	158	**241**	161	80
Total Professional Products	**1,164**	1,469	-305	**178**	103	75
Common Group costs, etc.	**-754**	-645	-109	**-139**	-225	86
Total	**262**	2,423	-2,161	**33**	286	-253

Value created is defined as operating income, excluding items affecting comparability, less the weighted average cost of capital (WACC) on average net assets. The Group's WACC is calculated at 14% before tax.

Financial position

Equity
Group equity at year-end amounted to SEK 28,864m (26,324), corresponding to SEK 88 (77) per share.

Net debt/equity ratio
The net debt/equity ratio, i.e. interest-bearing liabilities excluding liquid funds in relation to adjusted equity, improved to 0.37 (0.63).

Net borrowings at year-end amounted to SEK 10,809m (16,976). The improvement is traceable mainly to a decline in working capital, as well as higher net proceeds from divested and acquired operations.

Liquid funds at year-end amounted to SEK 12,374m (8,422), corresponding to 9.1% (6.6) of net sales.

Net assets
Net assets as of year-end declined to SEK 37,162m (39,026). Average net assets for the year, adjusted for items affecting comparability, amounted to SEK 44,002m (40,194). Average net assets in relation to sales was 32.4% (32.3), after adjustment for exchange rate effects.

Inventories and accounts receivables
Inventories amounted to SEK 17,359m (17,295), and accounts receivable to SEK 24,189m (23,214), corresponding to 12.8% (13.5) and 17.8% (18.1) of net sales respectively, after adjustment for exchange rate effects.

Return on equity and net assets
The return on equity was 13.2% (17.0), and the return on net assets was 15.0% (19.6). Excluding items affecting comparability, the return on equity was 12.9% (18.2) and the return on net assets was 14.6% (20.0).

Operations by business area
Demand weakened during the year in most of the Group's product areas, in both Europe and North America. Market conditions in Asia improved over last year, with the exception of India. Demand in Latin America improved in the first half of the year, but declined in the last two quarters.

Group operating income was also negatively affected by more severe price competition and negative trends as regards the product mix within several operations. Costs for material and half-finished goods were, however, lower than last year.

Of the Group's business areas, Consumer Durables achieved higher sales, mainly however as a result of the acquisition of the Australian appliance operation at the beginning of the year, and changes in exchange rates. Operating income and margin declined.

Professional Products reported higher total sales, largely as a result of currency effects. Operating income and margin declined for indoor products, while outdoor products achieved continued good growth in both sales and income.

Consumer Durables
Industry shipments of core appliances in Western Europe increased in volume by approximately 1% over the previous year. Shipments in the fourth quarter showed an upturn of about 3%. Group sales in Europe through Electrolux Home Products were higher than last year. Operating income improved as a result of higher volumes, as well as improved productivity and cost reductions. Trends for price and mix, in terms of both products and markets remained negative.

In the US, industry shipments of core appliances declined by approximately 1% compared with 2000. Shipments of major appliances, i.e. including room air-conditioners and microwave ovens, also declined by approximately 1%. In the fourth quarter, shipments rose by approximately 6% for both core appliances and major appliances, compared with a weak fourth quarter in the previous year. Group sales of appliances in North America through Electrolux Home Products decreased from last year, primarily due to lower volumes of refrigerators. Destocking at retail level, particularly during the first half of the year, also had a negative impact on sales. Operating income showed a marked decline as a result of lower volumes and substantial non-recurring costs related to the phase-in of a new generation of refrigerators. Delivery failures and costs for additional personnel and overtime within the refrigerator division had a total negative effect on income of approximately USD 100m (approximately SEK 1,050m).

In Brazil, industry shipments of major appliances increased in the first half of the year, but declined during the second half, and were lower for the full year. Sales for the Group's Brazilian appliance operation were largely unchanged over last year. Operating income improved substantially as a result of new products and internal efficiency measures, but was still negative. The Group achieved good growth in volume in China and the ASEAN countries. Demand in India showed a downturn, and Group sales were lower than last year. Operating income for the Indian operation showed a marked decline. Overall, sales and operating income for major appliances outside Europe and North America increased substantially as a result of the consolidation of the Australian operation, which was acquired at the beginning of the year.

Demand for floor-care products rose slightly in the US and declined somewhat in Europe. Sales for the Group's floor-care product line increased over last year as a result of higher volumes in both US and Europe. Operating income was largely unchanged, but with a lower margin due to a less favorable product mix.

Demand for consumer outdoor products declined in both Europe and the US, as a result of cold weather and inventory reductions by retailers in both markets. Pre-season deliveries in the fourth quarter were also lower than in the previous year. Group sales in Europe declined and operating income showed a marked downturn. Lower sales were also reported for the US operation. Operating income and margin declined, however from a high level.

Overall, sales for the Consumer Durables business area increased over last year, primarily due to the consolidation of the Australian operation and effects of changes in exchange rates. Operating income and margin declined.

Professional Indoor Products
Demand for food-service equipment in Europe was largely unchanged. Group sales in this product area increased over last year, primarily in the Nordic countries and in the US. Operating income improved as a result of higher volumes and the positive effects of structural changes in the second half of the year.

Demand for laundry equipment increased in both Europe and the US, and the Group achieved higher sales volumes. Operating income and margin improved substantially from last year, particularly in the second half of the year.

Demand for compressors and motors continued to be weak throughout the year, in both Europe and Asia. Sales volumes for the components product line were lower than last year. Operating income showed a marked downturn due to lower volumes, downward pressure on prices, higher material costs and costs related to inventory adjustments. Within the framework of the restructuring measures previously announced, actions are being taken to improve income and profitability for this product line.

Total sales for Professional Indoor Products were lower than last year, as a result of divestments. Operating income and margin declined.

Professional Outdoor Products
Demand for professional chainsaws declined in Europe and North America for the year as a whole, but increased in Latin America and the Asian-Pacific region. In the fourth quarter, positive trends in demand were noted in all markets except Latin America. Total Group sales of chainsaws were lower than last year.

Strong growth in sales was reported for professional lawn and garden products. Higher sales were also noted for power cutters and diamond tools, mainly as a result of acquisitions.

Overall, sales for Professional Outdoor Products showed continued good growth, and operating income improved. Margin declined from last year, however, due to lower volumes of chainsaws.

Major changes in the Group

Acquisitions
As of February 1, the Group acquired the household division of Email Ltd, the largest manufacturer of major appliances in Australia. The purchase price was approximately AUD 440m (approximately SEK 2,270m). Email is included in the financial statements for 2001, with SEK 4,390m in sales, SEK 263m in operating income, and SEK 2,376m in net assets.

As of July 1, the Group acquired Marazzini Ernesto S.p.A. in Italy, which mainly manufactures lawn mowers and other outdoor products for the consumer market. In 2000 the company had sales of approximately SEK 400m, and approximately 90 employees.

Divestments
As of April 26, the Group sold 90% of the shares in the wholly owned Italian finance company Veneta Factoring S.p.A., which reduced the Group's net borrowings by SEK 2,641m. The sale generated a marginal capital gain for the Group.

As of July 31, the Group divested the major part of the leisure-appliances product line which had sales in 2000 of approximately SEK 4,200m and about 2,200 employees. The divestment generated a capital gain of SEK 3,120m. The remaining parts, which had annual sales in 2001 of approximately SEK 1,300m and about 1,400 employees, were divested as of January 31, 2002. This divestment generated a capital gain of SEK 1,800m which will be included in the results for the first quarter of 2002.

As of October 1, the Group divested Electrolux Baking S.A. in France, which manufactures baking equipment for the professional market and was part of the food-service equipment product line within Professional Indoor Products. This operation had sales in 2000 of SEK 315m and about 230 employees. The divestment generated a capital loss of SEK 100m, which was included in the Group's provision for restructuring in the third quarter of 2001.

As of November 30, the Group divested FHP Elmotor in Ankarsrum, Sweden. FHP Elmotor produces electric motors and was part of the components product line within Professional Indoor Products. The company had sales in 2000 of approximately SEK 265m and about 265 employees. The divestment involved a capital loss of approximately SEK 50m, which was included in the Group's provision for restructuring in the third quarter of 2001.

As of January 1, 2002, the Group divested its European home comfort operation, which was part of the Consumer Durables business area. This operation had sales in 2001 of approximately SEK 850m, and about 280 employees. The divestment generated a capital gain of SEK 110m, which will be included in the accounts for the first quarter of 2002.

Agreement regarding pension litigation
Following a court decision in 1999 against the Group's US subsidiary White Consolidated Industries Inc. (WCI) in litigation regarding pension commitments, the Group made a pretax provision of USD 225m (SEK 1,841m) in the third quarter of the same year.

In July 2000, an agreement was reached between the Pension Benefit Guaranty Corporation (PBGC) in the US and WCI, stipulating that WCI would either assume responsibility for the pension plans in question, or pay USD 180m plus interest to PBGC and the beneficiaries. This agreement expired on October 31, 2001.

Prior to the expiration date, WCI decided to make the above-mentioned payment. A subsequent agreement with PBGC was reached in October 2001, under which part of this payment would be deferred until 2002.

In accordance with these arrangements, USD 111m (approximately SEK 1,150m) was paid in 2001 to PBGC and the beneficiaries, and USD 94m (approximately SEK 970m) was paid in January, 2002. The payments were fully covered by the above-mentioned provision in 1999.

Parent company

Net sales for the parent company in 2001 amounted to SEK 7,311m (7,344), of which SEK 4,233m (4,191) referred to sales to Group companies and SEK 3,078m (3,153) to sales to external customers. Net income for the year amounted to SEK 4,392m (6,504).

Undistributed earnings in the parent company at year-end amounted to SEK 11,715m.

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2001 to SEK 4.50 per share, for a total dividend payment of SEK 1,483m (1,365), based on 329.6 million shares. The proposed dividend corresponds to 41% (30) of net income per share for the year, excluding items affecting comparability.

Repurchase and cancellation of own shares

During 2001, the Group repurchased 11,570,000 B-shares for a total of SEK 1,752m, corresponding to an average price of SEK 151 per share.

In 2000, the Group bought 25,035,000 series B-shares, corresponding to 6.84% of the total number of shares for a total of SEK 3,193m. The average price paid for the shares bought during 2000 was SEK 127 per share.

Electrolux thus owns almost 10% of the total number of shares (366,169,580), corresponding to a total par value of SEK 183m. The Group has no voting rights for these shares.

Repurchase of shares	2000	2001	Total
No. of shares	25,035,000	11,570,000	36,605,000
% of outstanding no. of shares	6.8	3.2	9.997
Total amount paid, SEKm	3,193	1,752	4,945
Price per share, SEK	127	151	135

The intention of the share repurchase program has been to ensure the possibility of adapting the capital structure of the Group and thereby contributing to increased shareholder value, or to use the repurchased shares in connection with the financing of potential acquisitions and the Group's option program.

Proposal for new repurchase program
In order to allow for further repurchase of shares, the Board has decided to propose to the Annual General Meeting in April 2002 that the number of B-shares not required for hedging of the stock option programs be eliminated through a process of cancellation.

The Board has also decided to propose that the Annual General Meeting in April 2002 approve a new program for repurchase of a maximum of 10% of the total number of shares. The authorization would cover the period up to the next Annual General Meeting. The details of the proposal will be communicated after they are determined by the Board.

2002 option program
Electrolux has implemented several employee stock option programs, which have been offered to senior managers. The programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the company's share price.

The Board has approved a proposal for a stock option program in 2002 submitted by the Remuneration Committee. A maximum of 3,000,000 options, in lots of 15,000, will be allotted for up to 200 senior managers. The President will be granted 4 lots, members of Group Management 2 lots and all other managers 1 lot. The options will be allotted free of charge to participants, with a maturity period of seven years. The strike price will be 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment.

In order to meet the company's obligations under the 2000 and 2002 stock option programs, the Board has decided to propose to the Annual General Meeting that 3,734,500 repurchased shares may be sold to option holders. Assuming that all stock options allotted under the 2002 program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 0.9%.

Outlook for 2002

Market demand in 2002 is expected to be generally flat compared with the previous year in both Europe and North America. There is still, however, uncertainty regarding consumer confidence and spending, particularly in North America.

Notwithstanding the above expectations for flat market demand, on the basis of the previously announced internal restructuring, the Group should achieve an improvement in operating income and value creation for the full year 2002, excluding items affecting comparability.

Stockholm, February 8, 2002

Michael Treschow
President and CEO

Factors affecting forward-looking statements

This report contains "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals or targets of Electrolux for future periods and future business and financial plans. Actual results may differ materially from these goals and targets due to a variety of factors. These factors include, but may not be limited to the following: the success in developing new products and marketing initiatives, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals, competitive pressures to reduce prices, significant loss of business from major retailers, consumer demand, effects of currency fluctuations and the effect of local economics on product demand as well as the possibility of continued terrorist activity throughout the world and its impact on the global economy.

Consolidated income statement, SEKm

	2001	2000	Fourth quarter 2001	Fourth quarter 2000
Net sales	135,803	124,493	31,881	29,421
Cost of goods sold	-105,654	-93,549	-24,702	-22,321
Selling expenses	-17,806	-17,092	-4,403	-4,142
Administrative expenses	-5,790	-5,585	-1,411	-1,150
Other operating income/expenses	-131	-217	84	-91
Items affecting comparability	-141	-448	-1,498	-448
Operating income[1]	6,281	7,602	-49	1,269
Margin, %	*4.6*	*6.1*	*-0.2*	*4.3*
Financial items, net	-1,066	-1,072	-189	-314
Income after financial items	5,215	6,530	-238	955
Margin, %	*3.8*	*5.2*	*-0.7*	*3.2*
Taxes	-1,477	-2,121	-121	-231
Minority interests in net income	132	48	73	17
Net income	3,870	4,457	-286	741
[1] Including depreciation in the amount of:	*-4,277*	*-3,810*	*-1,137*	*-1,018*
Net income per share, SEK	11.35	12.40	-0.85	2.20
Number of shares after buy-backs, million	329.6	341.1		
Average number of shares after buy-backs, million	340.1	359.1	336.9	346.3

Consolidated balance sheet, SEKm

	December 31 2001	December 31 2000
Assets		
Fixed assets	32,351	29,680
Inventories, etc.	17,001	16,880
Accounts receivable	24,189	23,214
Other receivables	8,532	9,093
Liquid funds	12,374	8,422
Total assets	94,447	87,289
Equity and liabilities		
Shareholders' equity	28,864	26,324
Minority interests	699	810
Interest-bearing liabilities and provisions	23,183	25,398
Non-interest-bearing liabilities and provisions	41,701	34,757
Total equity and liabilities	94,447	87,289
Contingent liabilities	1,220	1,325

Change in equity, SEKm

	2001	2000
Opening balance	26,324	25,781
Dividend payment	-1,365	-1,282
Repurchase of shares	-1,752	-3,193
Translation differences	1,787	561
Net income	3,870	4,457
Closing balance	28,864	26,324

Consolidated cash flow statement, SEKm	2001	2000
Operations		
Income after financial items	5,215	6,530
Depreciation according to plan charged against above income	4,277	3,810
Provisions and capital gains/losses	-2,148	628
Taxes paid	-1,496	-2,329
Change in operating assets and liabilities		
Change in inventories	1,164	-17
Change in accounts receivable	-50	-884
Change in other current assets	146	-3,002
Change in current liabilities and provisions	2,374	1,363
Cash flow from operations	9,482	6,099
Investments		
Investment in/divestment of operations and trademark	4,861	180
Capital expenditure	-4,195	-4,423
Other	547	876
Cash flow from investments	1,213	-3,367
Dividend	-1,365	-1,282
Repurchase of shares	-1,752	-3,193
Cash flow after dividends	7,578	-1,743
Change in interest-bearing liabilities	-4,059	-422
Total cash flow	3,519	-2,165
Liquid funds at beginning of year	8,422	10,312
Exchange-rate differences referring to liquid funds	433	275
Liquid funds at year-end	12,374	8,422
Change in net borrowings		
Total cash flow excluding change in loans	7,578	-1,743
Net borrowings at beginning of year	-16,976	-13,423
Exchange-rate differences referring to net borrowings	-1,411	-1,810
Net borrowings at year-end	-10,809	-16,976

Net sales by business area, SEKm	2001	2000	Fourth quarter 2001	Fourth quarter 2000
Consumer Durables				
Europe	47,200	42,704	12,816	11,438
North America	46,814	46,581	9,248	9,106
Rest of the world	14,976	9,203	4,005	2,717
Total Consumer Durables	108,990	98,488	26,069	23,261
Professional Products				
Indoor	17,073	17,561	3,623	4,181
Outdoor	9,452	8,039	2,127	1,862
Total Professional Products	26,525	25,600	5,750	6,043
Other	288	405	62	117
Total	135,803	124,493	31,881	29,421

Operating income by business area, SEKm	**2001**	2000	**Fourth quarter 2001**	Fourth quarter 2000
Consumer Durables				
Europe	**2,528**	2,179	**918**	691
Margin, %	***5.4***	*5.1*	***7.2***	*6.0*
North America	**1,814**	3,577	**134**	640
Margin, %	***3.9***	*7.7*	***1.4***	*7.0*
Rest of the world	**287**	23	**91**	136
Margin, %	***1.9***	*0.2*	***2.3***	*5.0*
Total Consumer Durables	**4,629**	5,779	**1,143**	1,467
Margin, %	***4.2***	*5.9*	***4.4***	*6.3*
Professional Products				
Indoor	**1,070**	1,577	**107**	168
Margin, %	***6.3***	*9.0*	***3.0***	*4.0*
Outdoor	**1,313**	1,153	**331**	260
Margin, %	***13.9***	*14.3*	***15.6***	*14.0*
Total Professional Products	**2,383**	2,730	**438**	428
Margin, %	***9.0***	*10.7*	***7.6***	*7.1*
Common Group costs, etc.	**-590**	-459	**-132**	-178
Items affecting comparability	**-141**	-448	**-1,498**	-448
Total	**6,281**	7,602	**-49**	1,269

Value created, SEKm	**2001**	2000	**Fourth quarter 2001**	Fourth quarter 2000
Consumer Durables				
Europe	**1,172**	986	**553**	395
North America	**-297**	1,669	**-389**	161
Rest of the world	**-1,023**	-1,056	**-170**	-148
Total Consumer Durables	**-148**	1,599	**-6**	408
Professional Products				
Indoor	**250**	713	**-63**	-58
Outdoor	**914**	756	**241**	161
Total Professional Products	**1,164**	1,469	**178**	103
Common Group costs, etc.	**-754**	-645	**-139**	-225
Total	**262**	2,423	**33**	286

Key ratios

	2001	2000	Fourth quarter 2001	Fourth quarter 2000
Net income per share, SEK[1]	**11.35**	12.40	**-0.85**	2.20
Return on equity, %[2]	**13.2**	17.0		
Return on net assets, %[3]	**15.0**	19.6		
Net debt/equity ratio[4]	**0.37**	0.63		
Capital expenditure, SEKm	**4,195**	4,423	**1,226**	1,328
Average number of employees	**87,139**	87,128	**87,100**	87,500

[1] Based on an average of 340.1 million shares after buy-backs for 2001.
[2] Net income, expressed as a percentage of average equity.
[3] Operating income, expressed as a percentage of average net assets.
[4] Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity. Adjusted equity is defined as equity including minority interests.

Exchange rates in SEK	2001	2000
USD, average	**10.35**	9.17
USD, year-end	***10.59***	*9.49*
EUR, average	**9.25**	8.48
EUR, year-end	***9.35***	*8.83*
GBP, average	**14.93**	13.94
GBP, year-end	***15.34***	*14.15*
DEM, average	**4.73**	4.33
DEM, year-end	***4.78***	*4.52*

Quarterly data
Net sales and income

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	**2001**	**33,670**	**37,459**	**32,793**	**31,881**	**135,803**
	2000	31,229	34,199	29,644	29,421	124,493
Operating income, SEKm	**2001**	**1,852**	**2,036**	**2,442**	**-49**	**6,281**
	Margin,%	*5.5*	*5.4*	*7.4*	*-0.2*	*4.6*
	2001[1]	**1,852**	**2,036**	**1,085**	**1,449**	**6,422**
	Margin, %	*5.5*	*5.4*	*3.3*	*4.5*	*4.7*
	2000	2,050	2,453	1,830	1,269	7,602
	Margin,%	*6.6*	*7.2*	*6.2*	*4.3*	*6.1*
	2000[2]	2,050	2,453	1,830	1,717	8,050
	Margin, %	*6.6*	*7.2*	*6.2*	*5.8*	*6.5*
Income after financial items, SEKm	**2001**	**1,499**	**1,752**	**2,202**	**-238**	**5,215**
	Margin,%	*4.5*	*4.7*	*6.7*	*-0.7*	*3.8*
	2001[1]	**1,499**	**1,752**	**845**	**1,260**	**5,356**
	Margin, %	*4.5*	*4.7*	*2.6*	*4.0*	*3.9*
	2000	1,786	2,285	1,504	955	6,530
	Margin,%	*5.7*	*6.7*	*5.1*	*3.2*	*5.2*
	2000[2]	1,786	2,285	1,504	1,403	6,978
	Margin, %	*5.7*	*6.7*	*5.1*	*4.8*	*5.6*
Net income, SEKm	**2001**	**1,066**	**1,162**	**1,928**	**-286**	**3,870**
	2001[1]	**1,066**	**1,162**	**596**	**950**	**3,774**
	2000	1,188	1,510	1,018	741	4,457
	2000[2]	1,188	1,510	1,018	1,046	4,762
Net income per share, SEK	**2001**	**3.10**	**3.45**	**5.65**	**-0.85**	**11.35**
	2001[1]	**3.10**	**3.45**	**1.75**	**2.80**	**11.10**
	2000	3.25	4.10	2.85	2.20	12.40
	2000[2]	3.25	4.10	2.85	3.05	13.25
Value creation, SEKm	**2001**	**290**	**392**	**-453**	**33**	**262**
	2000	691	1,040	406	286	2,423

[1] Excluding items affecting comparability, which in 2001 amounted to SEK -141m.
[2] Excluding items affecting comparability, which in 2000 amounted to SEK -448m.

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Net sales by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2001**	**10,901**	**11,246**	**12,237**	**12,816**	**47,200**
	2000	10,308	10,126	10,832	11,438	42,704
North America	**2001**	**12,308**	**14,104**	**11,154**	**9,248**	**46,814**
	2000	12,351	14,640	10,484	9,106	46,581
Rest of the world	**2001**	**3,233**	**4,229**	**3,509**	**4,005**	**14,976**
	2000	1,951	2,259	2,276	2,717	9,203
Total Consumer Durables	**2001**	**26,442**	**29,579**	**26,900**	**26,069**	**108,990**
	2000	24,610	27,025	23,592	23,261	98,488
Professional Products, Indoor	**2001**	**4,584**	**5,037**	**3,829**	**3,623**	**17,073**
	2000	4,398	4,890	4,092	4,181	17,561
Professional Products, Outdoor	**2001**	**2,525**	**2,692**	**2,108**	**2,127**	**9,452**
	2000	2,140	2,191	1,846	1,862	8,039
Total Professional Products	**2001**	**7,109**	**7,729**	**5,937**	**5,750**	**26,525**
	2000	6,538	7,081	5,938	6,043	25,600

Operating income by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2001**	**447**	**578**	**585**	**918**	**2,528**
	Margin,%	***4.1***	***5.1***	***4.8***	***7.2***	***5.4***
	2000	566	418	504	691	2,179
	Margin,%	*5.5*	*4.1*	*4.7*	*6.0*	*5.1*
North America	**2001**	**807**	**685**	**188**	**134**	**1,814**
	Margin,%	***6.6***	***4.9***	***1.7***	***1.4***	***3.9***
	2000	928	1,197	812	640	3,577
	Margin,%	*7.5*	*8.2*	*7.7*	*7.0*	*7.7*
Rest of the world	**2001**	**45**	**130**	**21**	**91**	**287**
	Margin,%	***1.4***	***3.1***	***0.6***	***2.3***	***1.9***
	2000	-71	-11	-31	136	23
	Margin,%	*-3.6*	*-0.5*	*-1.4*	*5.0*	*0.2*
Professional Products, Indoor	**2001**	**328**	**459**	**176**	**107**	**1,070**
	Margin,%	***7.2***	***9.1***	***4.6***	***3.0***	***6.3***
	2000	423	673	313	168	1,577
	Margin,%	*9.6*	*13.8*	*7.6*	*4.0*	*9.0*
Professional Products, Outdoor	**2001**	**331**	**371**	**280**	**331**	**1,313**
	Margin,%	***13.1***	***13.8***	***13.3***	***15.6***	***13.9***
	2000	309	295	289	260	1,153
	Margin,%	*14.4*	*13.5*	*15.7*	*14.0*	*14.3*
Common Group costs, etc.	**2001**	**-106**	**-187**	**-165**	**-132**	**-590**
	2000	-105	-119	-57	-178	-459
Items affecting comparability	**2001**	**-**	**-**	**1,357**	**-1,498**	**-141**
	2000	-	-	-	-448	-448

Five-year review

Amounts in SEKm unless otherwise indicated	2001	2000	1999	1998	1997
Net sales	**135,803**	124,493	119,550	117,524	113,000
Operating income	**6,281**	7,602	7,204	7,028	2,654
Margin, %	***4.6***	*6.1*	*6.0*	*6.0*	*2.3*
Margin, excluding items affecting comparability, %	***4.7***	*6.5*	*6.2*	*5.2*	*4.0*
Income after financial items	**5,215**	6,530	6,142	5,850	1,232
Margin, %	***3.8***	*5.2*	*5.1*	*5.0*	*1.1*
Margin, excluding items affecting comparability, %	***3.9***	*5.6*	*5.3*	*4.2*	*2.8*
Net income	**3,845**	4,457	4,175	3,975	352
Net income per share, SEK[1]	**11.35**	12.40	11.40	10.85	0.95
Dividend, adjusted for share issues[1]	**4.50**[2]	4.00	3.50	3.00	2.50
Value creation	**262**	2,423	1,782	437	
Return on equity, %	**13.2**	17.0	17.1	18.2	1.7
Return on net assets, %	**15.0**	19.6	18.3	17.5	6.4
Net debt/equity ratio	**0.37**	0.63	0.50	0.71	0.94
Capital expenditure	**4,195**	4,423	4,439	3,756	4,329
Average number of employees	**87,139**	87,128	92,916	99,322	105,950

[1] *The average number of shares in 2001 amounted to 340,064,997 (359,083,955) after buy-backs. The number of shares at year-end was 329,564,580 (341,134,580). The total number of shares for the years 1997-1999 was 366,169,580.*

[2] *Proposed by the Board.*

Net sales, by product line, Consumer Durables SEKm	2001	Share %	2000	Share %	1999	Share %
White goods [1]	82,732	75.9	72,861	74.0	67,965	74.1
Floor-care products	9,562	8.8	8,633	8.8	8,809	9.6
Garden equipment	16,612	15.2	16,789	17.0	14,225	15.5
Other	84	0.1	205	0.2	691	0.8
Total	**108,990**	**100.0**	98,488	100.0	91,689	100.0

[1] *Including room air-conditioners.*

Net sales, by product line, Professional Products SEKm	2001	Share %	2000	Share %	1999	Share %
Food-service equipment	5,324	31.2	4,942	28.1	6,131	30.0
Laundry equipment	2,407	14.1	2,183	12.4	2,406	11.8
Leisure appliances	4,184	24.5	5,296	30.2	4,533	22.2
Components	5,075	29.7	5,085	29.0	4,957	24.2
Divested operations	83	0.5	55	0.3	2,423	11.8
Total Indoor Products	**17,073**	**100.0**	17,561	100.0	20,450	100.0
Total Outdoor Products	**9,452**	**100.0**	8,039	100.0	7,100	100.0
Total Professional Products	**26,525**	**100.0**	25,600	100.0	27,550	100.0

A number of new standards issued by the Swedish Financial Accounting Standards Council came into effect as of January 1, 2001. The implementation of the new standards has had no material effect on the consolidated financial statements.

Financial reports in 2002

Annual report for 2001	available on the website, mid March available in printed version, beginning of April
Quarterly report, 1st quarter	April 19
Quarterly report, 2nd quarter	July 18
Quarterly report, 3rd quarter	October 22

All financial information from Electrolux is available at www.electrolux.com/ir

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